EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change March 4, 2014
Item 3	News Release The news release dated March 4, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm announced highlights from the fourth quarter of 2013 and updates for the high-grade gold Brucejack Project in northern British Columbia.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change

Pretivm announced highlights from the fourth quarter of 2013 and updates for the high-grade gold Brucejack Project in northern British Columbia. Fourth Quarter 2013 Highlights and Significant Events
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In early October 2013, processing of the material from the 10,000-tonne Valley of the Kings Bulk Sample Program (“the Program”) commenced at a custom mill located in Montana; and on October 9th Pretivm announced that Strathcona Mineral Services Ltd. withdrew from the Program.

●	Underground exploration work continued in October, including drilling and raises on the Cleopatra Structure and 615L drift; and Pretivm announced drill results from Program drilling and the underground exploration program at the Valley of the Kings with a combined total of 19 intersections grading greater than 1,000 grams gold per tonne uncut.

●	On November 22, 2013, Pretivm announced production of 4,215 ounces of gold from the 8,090 dry tonnes of excavated Program material processed to date, surpassing the target of 4,000 ounces of gold projected to be produced from the entire 10,000 tonnes of excavated material.

●	On December 2, 2013, Pretivm announced the remaining assay results from underground exploration drilling in the Valley of the Kings, including 8 intersections grading greater than 1,000 grams per tonne gold uncut from 6,164 meters of drilling in 46 holes.

●	On December 13, 2013, Pretivm announced the completed production of 5,865 ounces of gold from the total 10,302 dry tonnes of excavated material from the Program.

●	On December 19, 2013 Pretivm announced an updated Valley of the Kings Mineral Resource estimate for the Brucejack Project, completed by Snowden Mining Industry Consultants (“Snowden”). Measured and Indicated Mineral Resources total 8.7 million ounces of gold at a grade of 17.6 grams of gold per tonne, and Inferred Mineral Resources of 4.9 million ounces of gold at a grade of 25.6 grams of gold per tonne.

●	Working capital at December 31, 2013 was $11.2 million plus pending gold sale receipts from the Program.

●	Subsequent to the end of the quarter, on February 20, 2014 Pretivm announced a private placement with a syndicate of agents for 568,182 Investment Tax Credit flow-through common shares of Pretivm at a price of $8.80 per share and 1,863,355 Canadian Exploration Expense flow-through common shares of Pretivm at a price of $8.05 per share for aggregate gross proceeds of $20 million. The agents were granted an option to purchase, or arrange for substituted purchasers for, up to an additional 745,342 additional Canadian Exploration Expense flow-through common shares of Pretivm at the issue price at any point up until 14 days following the closing.

Successful 2013 Bulk Sample Program; Updated Resource Estimate

The Program consisted of two elements: the excavation of a 10,000-tonne bulk sample and a 15,000-meter (subsequently increased to a 16,789-meter) underground drill program. The Program was designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource. As a result, the Program targeted the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

The Program was successful in confirming the geological model for the Valley of the Kings, validating the robustness of the global high-grade Mineral Resource estimate, and facilitating parameter optimization for the updated December 2013 Mineral Resource estimate.

The material excavated and processed from the Program produced a total of 5,741 ounces of gold as gravity and flotation concentrates. Pretivm received settlement on 1,674 ounces of the gravity concentrate and are waiting on settlement from the sale of the remainder of the gravity concentrate and flotation concentrate.

December 2013 Resource Estimate

On December 19, 2013, Pretivm announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see news release dated December 19, 2013). The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2013 exploration program, was completed by Snowden (see the Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 and filed on SEDAR on February 2, 2014). High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

●	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne);

●	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

●	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

The updated December 2013 Valley of the Kings Mineral Resource estimate, which added Measured mineral resources and increased the gold grade from the November 2012 Valley of the Kings Mineral Resource estimate, is being used to amend the June 2013 Feasibility Study for the Brucejack Project.

Advancing the Brucejack Project: Amending the Feasibility Study and Permitting

The amended Feasibility Study for the Brucejack Project, expected in the second quarter, will additionally use lower metals prices ($1,100/oz gold and $17/oz silver) and an exchange rate of $0.92 CAD:US. Based on the positive results from the bulk sample, potential refinements are being evaluated in the areas of mining, metallurgy and flow-sheet optimization in order to reduce Project capital and operating expenditures. The Brucejack Project is planned as a 2,700 tonnes per day underground mine using the bulk mining method of longhole open stoping with a cemented paste backfill.

The permitting process for an underground mine at the Brucejack Project is now underway. In late November 2013, Pretivm participated in five Open Houses conducted by the BC Environmental Assessment Office (EAO) as part of the first public comment period. We expect to submit our Environmental Assessment Certificate application in late March/early April and engage in the subsequent Provincial and Federal review process with a target of 2016 for commercial production.

2014 Exploration Activities

Underground exploration during 2013 included drifting and cross-cutting of the Cleopatra Structure and Domain 20 and raises on the Cleopatra Structure and the 615L drift. While conducting the underground exploration program, high-grade gold mineralization encountered was bagged for future processing. In January 2014, approximately 1,000 tonnes of this material was transported to the Contact Mill in Montana. Processing of the 1,000 tonnes at the Contact Mill was completed in February 2014. Pretivm is waiting on settlement from the sale of the gravity and flotation concentrate produced from the 1,000 tonnes.

An additional 1,000 tonnes of material from the Valley of the Kings is permitted to be excavated and processed in 2014, and Pretivm is currently evaluating the optimal high-grade target area for this program.

Planning is also underway for an underground drill program targeting extreme grade mineralization at depth in the Valley of the Kings which could optimize mine planning and also potentially expand the area of known high-grade mineralization.

Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development. Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

With Pretivm’s current working capital, and pending gold sale receipts and successful completion of the private placement, Pretivm believes it will have sufficient funds for current planned expenditures on its Projects, updating its feasibility study and funding its permitting activities as Pretivm advances the Brucejack Project to production.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 13th day of March, 2014.